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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 5)

                      Ground Round Restaurants, Inc.
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                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

       George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
     101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                            September 30, 1996
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       Continued on Following Pages
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    U.S. INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,190,900 (includes
  BENEFICIALLY                                 558,800 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,190,900 (includes
   PERSON WITH        POWER:                   558,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,190,900 (includes
           OWNED BY REPORTING PERSON:          558,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  37.5%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    USI AMERICAN HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,190,900 (includes
  BENEFICIALLY                                 558,800 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,190,900 (includes
   PERSON WITH        POWER:                   558,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,190,100 (includes
           OWNED BY REPORTING PERSON:          558,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  37.5%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    JACUZZI INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,190,900 (includes
  BENEFICIALLY                                 558,800 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,190,900 (includes
   PERSON WITH        POWER:                   558,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,190,900 (includes
           OWNED BY REPORTING PERSON:          558,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  37.5%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    JUSI HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

                  8   SHARED VOTING POWER:     4,190,900 (includes
  BENEFICIALLY                                 558,800 shares
    OWNED BY                                   beneficially owned by GSB
                                               Holdings, Inc.)

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

                 10   SHARED DISPOSITIVE       4,190,900 (includes
   PERSON WITH        POWER:                   558,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    11     AGGREGATE AMOUNT BENEFICIALLY       4,190,900 (includes
           OWNED BY REPORTING PERSON:          558,800 shares
                                               beneficially owned by GSB
                                               Holdings, Inc.)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  37.5%

    14     TYPE OF REPORTING PERSON:    CO
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               This Statement amends the Statement on Schedule 13D  (as
     previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by U.S. Industries, Inc. ("USI"), USI American Holdings, Inc. ("USIAH"), Jacuzzi Inc. ("Jacuzzi") and JUSI Holdings, Inc. ("JUSI") (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 4.   Purpose of Transaction.
               ----------------------

               On September 12, 1996, the Company refinanced its existing credit facility by entering into an amended and restated credit agreement (the "New Ground Round Credit Agreement") with the Bank of New York, as agent for the lenders parties thereto ("Lenders"). The New Ground Round Credit Agreement provides, inter alia, that upon
                                                 ----- ----
     delivery by JUSI of 100,000 shares of Common Stock to the Lenders, it shall no longer constitute an event of default under the New Ground Round Credit Agreement if USI and its affiliates (i) cease to be the legal and beneficial owners of at least 25% of the outstanding shares of capital stock of the Company, or (ii) shall fail to have two nominees serving on the Company's board of directors while they own 20% or more of the capital stock of the Company, and one nominee serving on the Company's board of directors so long as they own 10% or more but less than 20% of the outstanding capital stock of the Company (the events listed in clauses (i) and (ii) being hereinafter referred to as the "Prohibited Actions").

               In connection with the execution of the New Ground Round Credit Agreement, the Company and JUSI entered into an Amendment, dated as of September 12, 1996, to the HMH Agreement which provides, inter alia, that upon delivery by JUSI of 100,000 shares of Common
     ----- ----
     Stock to the Lenders pursuant to the New Ground Round Credit Agreement, the provisions of the HMH Agreement setting forth USI's agreement not to take the Prohibited Actions for as long as any amounts remain outstanding under the New Ground Round Credit Agreement will terminate. A copy of the Amendment to the HMH Agreement is filed as an exhibit to this Statement on Schedule 13D and is incorporated herein by reference.

               Thereafter, on October 1, 1996, JUSI transferred 100,000 shares of Common Stock to the Lenders, whereupon the Prohibited Actions ceased to constitute events of default under
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


     the New Ground Round Credit Agreement and ceased to be prohibited by the HMH Agreement.

               In addition, on September 30, 1996, JUSI exercised one of its demand registration rights under the HMH Agreement by requesting that the Company file a registration statement under the Securities Act of 1933 to permit JUSI to sell any or all 3,632,100 shares of Common Stock owned by JUSI from time to time in one or more transactions.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               The information set forth in response to Item 4 is incorporated herein by reference.

               After giving effect to the transfer of 100,000 shares of Common Stock by JUSI to the Lenders as described in Item 4 above, on the date hereof the Beneficial Owners were the beneficial owners of 4,190,900 shares of the Common Stock (including 558,800 shares beneficially owned by GSB, representing approximately 37.5% of the outstanding shares of the Common Stock (based on 11,173,421 shares of the Common Stock reported outstanding in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996).

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               The information set forth in response to Item 4 is incorporated herein by reference.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following are filed herewith as Exhibits to this
     Schedule 13D:

               1. Amendment dated as of September 12, 1996 to the Stockholder Agreement between JUSI (as successor to HM Holdings, Inc.) and the Company.

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                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 1, 1996


                                   U.S. INDUSTRIES, INC.
                                   USI AMERICAN HOLDINGS, INC.
                                   JACUZZI INC.
                                   JUSI HOLDINGS, INC.



                                   By:  /s/ George H. MacLean
                                        -----------------------------------
                                        George H. MacLean
                                        Senior Vice President



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                                  EXHIBIT INDEX
                                  -------------
     Item No.                                          Page No.
     --------                                          --------
     1. Amendment dated as of September 12, 1996 to the Stockholder Agreement between JUSI (as successor to HM Holdings, Inc.) and the Company



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